SECURITIES AND
                               EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                  Eagle Bancorp
                                  -------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   26942B 10 1
                                  -------------
                                 (CUSIP Number)

                                December 31, 2003
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed

         [ ]  Rule 13d-1(b)
         [x]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

* The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26942B 10 1                                                Page 2 of 4

1)   Names of Reporting Persons................................Kenneth R. Lehman
     I.R.S. Identification Nos. of Above Persons..................Not Applicable

2)   Check the appropriate box if a Member of a Group (See instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]

3)   SEC use only......................................................

4)   Citizenship.............................................................USA

Number of         (5)   Sole Voting Power......................................0
Shares
Beneficially      (6)   Shared Voting Power...............................84,630
Owned by
Each Reporting    (7)   Sole Dispositive Power.................................0
Person
With              (8)   Shared Dispositive Power..........................84,630


9)   Aggregate Amount Beneficially Owned by Each Reporting Person.........84,630

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares.......................................................Not applicable

11)  Percent of Class Represented by Amount in Row 9........................7.0%

12)  Type of Reporting Person (See Instructions)..............................IN

CUSIP No. 26942B 10 1                                                Page 3 of 4


1)   Names of Reporting Persons..........................Joan Abercrombie Lehman
     I.R.S. Identification Nos. of Above Persons..................Not Applicable
2)   Check the appropriate box if a Member of a Group (See instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]

3)   SEC use only......................................................

4)   Citizenship.............................................................USA

Number of         (5)   Sole Voting Power......................................0
Shares
Beneficially      (6)   Shared Voting Power...............................84,630
Owned by
Each Reporting    (7)   Sole Dispositive Power.................................0
Person
With              (8)   Shared Dispositive Power..........................84,630


9)   Aggregate Amount Beneficially Owned by Each Reporting Person.........84,630

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares.......................................................Not applicable

11)  Percent of Class Represented by Amount in Row 9........................7.0%

12)  Type of Reporting Person (See Instructions)..............................IN

CUSIP No. 26942B 10 1                                                Page 4 of 4


Item 1(a)     Name of Issuer:   Eagle Bancorp

Item 1(b)     Address of Issuer's Principal Executive Offices:
                 1400 Prospect Avenue, Helena, MT  59601

Item 2(a)     Name of Person Filing:

                 This Schedule 13G is jointly filed by Kenneth R. Lehman and Joan Abercrombie Lehman (the "Filing Persons"), spouses, who jointly own all securities to which this Schedule 13G relates.

Item 2(b)     Address of Principal Business Office or, if none, Residence:
                 1408 N. Abingdon Street, Arlington, VA  22207

Item 2(c)     Citizenship:  USA

Item 2(d)     Title of Class of Securities:  Common Stock

Item 2(e)     CUSIP Number:   26942B 10 1

Item 3:       Not applicable

Item 4:       Ownership

         (a)  Amount beneficially owned...................................84,630
         (b)  Percent of class..............................................7.0%
         (c)  Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote...................0
              (ii)  Shared power to vote or to direct the vote............84,630
              (iii) Sole power to dispose or to direct the disposition of .....0
              (iv)  Shared power to dispose or to direct the
                    disposition of .......................................84,630

Item 5:       Ownership of Five Percent or Less of a Class.  Not applicable.

Item 6:       Ownership of More than Five Percent on Behalf of Another Person.
                 Not applicable.

Item 7: Identification and Classification of the Subsidiary that Acquired Securities Being Reported On.
                 Not applicable.

Item 8:       Identification and Classification of Members of the Group.
                 Not applicable.

Item 9:       Notice of Dissolution of Group.  Not applicable.

Item 10:      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2004

/s/ Kenneth R. Lehman
------------------------------

/s/ Joan Abercrombie Lehman
------------------------------